Exhibit 12.1
Aspect Software Group Holdings Ltd.
Ratio of Earnings to Fixed Charges
(In thousands)

	2013	2012	2011	2010	2009
(Loss) income before income taxes	$(13,699)	$(3,190)	$43,424	$36,683	$39,144
Add: Fixed charges net of capitalized interest	73,344	67,518	69,964	70,113	64,499
Income before income taxes and fixed charges (net of capitalized interest)	59,645	64,328	113,388	106,796	103,643
Fixed charges:
Interest	65,542	61,622	63,741	56,562	57,133
Amortization of debt issuance costs	6,038	4,080	4,141	11,325	5,224
Estimated interest component of rental expense	1,764	1,816	2,082	2,226	2,142
Total	73,344	67,518	69,964	70,113	64,499
Ratio of earnings before taxes and fixed charges, to fixed charges	0.81	0.95	1.62	1.52	1.61